UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

I. Date, Time and Place: On April 28 2011 at 10:00 a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”) located at Rua Gomes de Carvalho, 1510 14th floor, suite 1402, Vila Olímpia in the city and state of São Paulo.

II. Chair: Chairman, Murilo Cesar Lemos dos Santos Passos, Chairman of the Board of Directors, and Secretary, Gisélia Silva, pursuant to Article 12 of the Company’s Bylaws.

III. Attendance: Shareholders representing more than 2/3 (two thirds) of the voting capital of the Company as recorded in the Shareholders’ Attendance Register. Wilson Ferreira Junior, Chief Executive Officer, Lorival Nogueira Luz Junior, Chief Financial and Investor Relations Officer, José Reinaldo Magalhães, Chairman of the Fiscal Council, and Jarib Brisola Duarte Fogaça, representative of KPMG Auditores Independentes, also attended the Meeting.

IV. Call Notice: Published in the Diário Oficial do Estado de São Paulo – the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico in the editions of March 29, 30 and 31, 2011.

V. Agenda: I. FOR THE ORDINARY GENERAL SHAREHOLDERS’ MEETING: (a) to receive the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31, 2010; b)  to approve the proposal for allocating the net income for fiscal year 2010 and the dividend distribution; c)  to elect the effective members and their alternates on the Board of Directors; d)  to elect the effective members and their alternates on the Fiscal Council; e) to establish the compensation of the Company’s Board of Directors; and f)  to establish the fees of the members of the Fiscal Council. II. FOR THE ExtraordinARY GENERAL SHAREHOLDERS’ MEETING: (a)  to decide on the proposals for reverse split and simultaneous split of the common shares representing the Company’s capital stock, as approved by the Company’s Board of Directors in the meeting held on February 23, 2011; (b)  to decide on the amendment of the Company’s Bylaws to reflect the following changes: (i)  to change the text of Article 3 of the Company’s Bylaws, to include the complete address of the registered office; (ii)  to change the text of the caput of Article 5 of the Company’s Bylaws, due to the change in the number of shares comprising the capital stock through the reverse split and split of the shares; (iii)  to change the text of Article 13 of the Company’s Bylaws, seeking to make the procedures for identifying shareholders in General Meetings more flexible; and (iv)  to change the text of Paragraph 1 of Article 25 of the Company’s Bylaws, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers; and (c)  to decide on the consolidation of the Company’s Bylaws, as a result of the amendments hereby approved.

VI. Reading of Documents, Voting and Drafting the Minutes: (1)  The reading of the documents relating to the matters to be discussed in the Ordinary and Extraordinary General Shareholders’ Meetings was waived since the shareholders are already fully cognizant of their content; (2)  Eventual manifestations of voting declarations, protests and dissent shall be numbered, received and certified by the Chair and shall be filed at the Company’s registered offices pursuant to Article 130, Paragraph 1 of Law 6.404 of December 15 of 1976 (“Law 6.404/76”); (3)  Authorized the drafting of these minutes in summarized format and their publication omitting the signatures of all the shareholders pursuant to Article 130, Paragraphs 1 and 2 of Law 6.404/76.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

VII. Resolutions Adopted: Following discussions on the matters on the Agenda, the shareholders voted, by refraining from voting the legally restricted, and decided:

I. IN THE ORDINARY GENERAL SHAREHOLDERS’ MEETING:

(a) To approve, on a majority of votes, the Company’s Financial Statements and the Management Report with respect to fiscal year ending December 31, 2010, and take cognizance of the Opinion of the Independent Auditors and the Fiscal Council, pursuant to articles 10 and 29 of the Bylaws, recording due publication in the Diário Oficial do Estado de São Paulo and the newspaper Valor Econômico in the edition of March 29, 2011;

(b) To approve, on a unanimous vote, and without any restriction, pursuant to the provisions in Paragraph 3 of Article 29, Article 31 and Article 35 of the Bylaws, the following proposal of the Company’s Management for the allocation of the result for fiscal year 2010, recorded in the amount of R$ 1,538,280,462.71 (one billion, five hundred and thirty-eight million, two hundred and eighty thousand, four hundred and sixty-two reais and seventy-one centavos), adjusted as a result of the adoption of international standards (IFRS) by the reduction in the amount of R$ 234,278,051.57 (two hundred and thirty-four million, two hundred and seventy-eight thousand and fifty-one reais and fifty-seven centavos) regarding the absorption of accrued losses and the increase in the value of R$ 26,974,622,87 (twenty-six million, nine hundred and seventy-four thousand, six hundred and twenty-two reais and eighty-seven centavos) due to the realization of extended income and the amount of R$ 6,405,785.70 (six million, four hundred and five thousand, seven hundred and eighty-five reais and seventy centavos) referring to the reversion of prescribed dividend:

(i)      establishment of a Legal Reserve in the amount of R$ 76,914,023.14 (seventy-six million, nine hundred and fourteen thousand and twenty-three reais and fourteen centavos), pursuant to Article 193 of Law 6.404/76;

(ii)    declaration of an interim dividend already paid out to Shareholders on September 30 2010, attributed to the mandatory minimum dividend for the fiscal year 2010, for account of profits recorded in the semi-annual balance sheet raised as at June 30, 2010 in the amount R$ 774,428,508.54 (seven hundred and seventy-four million, four hundred and twenty-eight thousand, five hundred and eight reais and fifty-four centavos), pursuant to the resolution of the 157th Meeting of the Board of Directors held on August 11, 2010, pursuant to the provisions expressed in Paragraph 1 of Article 32 of the Company’s Bylaws; and

(iii)   declaration of a complementary dividend in the amount of R$ 486,040,288.03 (four hundred and eighty-six million, forty thousand and two hundred and eighty-eight reais and three centavos), equivalent to R$ 1.010190770 per common share, pursuant to Article 201 of Law 6.404/76.

It is hereby recorded that, (i)  pursuant to Paragraph 3 of Article 205 of Law 6.404/76 and Article 33 of the Company’s Bylaws, the complementary dividend shall be paid out by April 29; (ii) the shareholders holding the Company’s shares on the record date of April 4, 2011 shall be entitled to receive the dividend; and (iii)  the shares issued by the Company have been trading “ex-dividend” on Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) since April 5, 2011.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(c) To elect, on a majority of votes, to comprise the Company’s Board of Directors, with a one-year term of office, until the date of the Ordinary General Shareholders’ Meeting to be held in 2012, pursuant to item “e” of Article 10 of the Bylaws, the slate previously registered in the name of the Company, to be made up of: MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of ID number 53.080.291-0, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 269.050.007-87, resident and domiciled in the city and state of São Paulo with commercial address at Av. Brigadeiro Faria Lima 1355, 10th floor, CEP 01452-002,  effective member, and GUSTAVO PELLICCIARI DE ANDRADE, Brazilian, married, civil engineer, bearer of ID number 22.817.818-6, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 173.345.128-55, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903, his respective alternate; FRANCISCO CAPRINO NETO, Brazilian, married, engineer, bearer of ID number 9.199.282, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 049.976.298-39, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903, effective member, and MARCELO PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of ID number 27.925.160-9, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 258.510.388-96, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903, his respective alternate; CLAUDIO BORIN GUEDES PALAIA, Brazilian, married, business administrator, bearer of ID number 14.339.880-5, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 176.093.048-24, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903,  effective member, and RODRIGO CARDOSO BARBOSA, Brazilian, married, mechanical engineer, bearer of ID number 24.853.502-X, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 251.193.308-00, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, CEP 04551-903, his respective alternate, all the foregoing nominated by the shareholder VBC Energia S.A. (“VBC Energia”); RENÊ SANDA, Brazilian, married, bank employee and economist, bearer of ID number 11.583.184, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 050.142.628-05, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Praia de Botafogo 501, 4th floor, CEP 22250-040, effective member, and RIVAIL TREVISAN, Brazilian, single, lawyer, bearer of ID document (CNH - driver’s license) number 02971689507, issued by DETRAN, São Paulo, registered in the natural persons tax register (CPF/MF) under number 523.415.268-53, resident and domiciled in the city and state of São Paulo at Rua Haddock Lobo 231, Apt. 121, CEP 01414-001, his respective alternate; IVAN DE SOUZA MONTEIRO, Brazilian, married, bank employee, bearer of ID number 004.834.564-9, issued by SSP/DETRAN/DIC/RJ, registered in the natural persons tax register (CPF/MF) under number 667.444.077-91, resident and domiciled in the city of Brasília, in the Federal District, with commercial address at SBS, Quadra 1, Bloco G, Edifício Sede III, 24th floor, CEP 70073-901, effective member, and TERESA PINTO COELHO GOMES, Brazilian, married, bank employee and economist, bearer of ID document (CNH - driver’s license) number 00128005709, issued by DETRAN, Rio de Janeiro, registered in the natural persons tax register (CPF/MF) under number 665.881.897-53, resident and domiciled in the city and state of Rio de Janeiro with commercial address at Rua Barão de Ipanema 131, Apto. 1001, CEP 22050-031, his respective alternate, all the foregoing nominated by the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”); CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, bearer of ID number 8.891.984-5, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 039.464.818-84, resident and domiciled in the city of Brasília, in the Federal District, at SEPS 702/902, Conj. B, Bloco A, Ed. General Alencastro, CEP 70390-025, effective member, and SUSANA HANNA STIPHAN JABRA, Brazilian, divorced, economist, bearer of ID number 7.366.839-4, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 037.148.408-18, resident and domiciled in the city and state of São Paulo at Rua Afonso de Freitas 303, Apto. 84, CEP 04006-051, his respective alternate, nominated by the shareholder Bonaire Participações S.A. (“Bonaire”); and ANA DOLORES MOURA CARNEIRO DE NOVAES, Brazilian, single, economist, bearer of ID number 1.651.916, issued by SSP/PE, registered in the natural persons tax register (CPF/MF) under number 346.152.454-91, resident and domiciled in the city and state of Rio de Janeiro at Rua dos Oitis 19, Apt. 302, CEP 22451-050, effective member.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

Pursuant to the provision in item 4.3.3 of the Novo Mercado Listing Regulations and Article 14 of the Company’s Bylaws, it is hereby registered that ANA DOLORES MOURA CARNEIRO DE NOVAES is an independent director.

The shareholders VBC Energia, BB CL I and Bonaire declared that they have obtained from the nominated candidates information the latter have no legal impediment preventing their election pursuant to CVM Instruction 367/02.

The directors hereby elected shall be vested in their respective positions against signature of the term of investiture, drafted in the minutes register of the Board of Directors with a written declaration that there is no impediment to their election, pursuant to CVM Instruction 367/02, and against signature of the agreement to which the BM&FBovespa’s Novo Mercado Listing Regulations alludes, according to which the said shareholders commit to comply with the rules included therein. The shareholders representing the controlling group shall furthermore sign a term of adhesion to the provisions of the Shareholders’ Agreement filed at the Company’s registered offices;

(d) To elect, on a majority of votes, to make up the Company’s Fiscal Council, with a 1 (one) year term of office until the Ordinary General Shareholders’ Meeting to be held in 2012, pursuant to item “d” of Article 10 of the Bylaws, the slate previously registered in the name of the Company, to be made up of: DANIELA CORCI CARDOSO, Brazilian, single, business administrator, bearer of ID number 23.124.007-7, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 177.834.768-13, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, CEP 04551-903, effective member, and FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, civil engineer, bearer of ID number 29.900.104-0, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 306.391.208/57, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, CEP 04551-903, her respective alternate; ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist,  bearer of ID number MG 2.212.584, issued by SSP/MG and registered in the natural persons tax register (CPF/MF) under number 293.140.546-91, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, CEP 04551-903, effective member, and CARLOS JOSÉ CANTÚ, Brazilian, married, accountant, bearer of ID number 16.259.289-9, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 084.811.928-21, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, CEP 04551-903, his respective alternate, nominated by the shareholder VBC Energia S.A.; JOSÉ REINALDO MAGALHÃES, Brazilian, married, economist, bearer of ID number M607363, issued by SSP/MG, registered in the natural persons tax register (CPF/MF) under number 227.177.906-59, resident and domiciled in the city and state of Rio de Janeiro, at Rua Barão de Jaguaripe 117, Apt. 101, CEP 22421-000, effective member, and HAMILTON OMAR BISCALQUINI, Brazilian, married, lawyer, bearer of ID M-3195346, issued by SSP/MG, registered in the natural persons tax register (CPF/MF) under number 007.298.681-68, resident and domiciled in the city of Piratininga in the state of São Paulo, at Alameda das Papoulas 198, Residencial Primavera, CEP 17490-000, his respective alternate; WILTON DE MEDEIROS DAHER, Brazilian, married, economist and business administrator, bearer of ID number 2008010074941, issued by SSPDS/CE, registered in the natural persons tax register (CPF/MF) under number 003.534.344-34, resident and domiciled in the city of Fortaleza, in the state of Ceará, at Rua Barbosa de Freitas 200, Apto. 1700, CEP 60170-020, effective member, JOSÉ EDISON DA SILVA, Brazilian, married, bank employee and economist, bearer of ID document (CNH - driver’s license) number 01762387325, issued by DETRAN, São Paulo, registered in the natural persons tax register (CPF/MF) under number 080.530.656-00, resident and domiciled in the city of Campinas, in the state of São Paulo, at Avenida Dr. Julio Soares de Arruda 390, CEP 13088-300, his respective alternate, nominated by the shareholder BB CL I; MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, bearer of ID number 4.700.146, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 861.682.748-04, resident and domiciled in the city and state of São Paulo, with commercial address at Alameda Santos 2477, 10th floor, CEP 01419-907, effective member, and TEMÓTEO ROBERTO BRITO DE MIRANDA, Brazilian, married, insurance company employee, bearer of ID document (CNH - driver’s license) number 04081741838, issued by DETRAN, São Paulo, registered in the natural persons tax register (CPF/MF) under number 084.266.408-42, resident and domiciled in the city and state of São Paulo, with commercial address at Alameda Santos 2477, 6th floor, CEP 01419-907, her respective alternate, nominated by the shareholder Bonaire.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(e) To establish, on a majority of votes, pursuant to item “f” of Article 10 of the Bylaws, the annual aggregate compensation of the Company’s Management up to a limit of R$ 4,569,102.28 (four million, five hundred and sixty-nine thousand, one hundred and two reais and twenty-eight centavos), of which R$ 1,333,584.00 (one million, three hundred and thirty-three thousand, five hundred and eighty-four reais) to be allocated as fees of the Board of Directors and up to R$ 3,235,518.28 (three million, two hundred and thirty-five thousand, five hundred and eighteen reais and twenty-eight centavos) as compensation to the Board of Executive Officers, all benefits and charges included in this value.

(f) To establish, on a majority of votes, pursuant to Paragraph 2 of Article 28 of the Bylaws, the annual aggregate compensation of the members of the Company’s Fiscal Council up to an amount of R$ 720,000.00 (six hundred and twenty thousand reais), for each effective member, observing for the fiscal year a minimum value of no less than 10% (ten percent) of the compensation on average attributed to each Executive Officer, not including benefits, representational allowances and profit sharing;

II. IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

(a) (a.i) To approve, on a unanimous vote, and without any restriction, the proposal for the reverse split and simultaneous split of the common shares of CPFL Energia, pursuant to the following conditions: (i) promote the reverse split of 481,137,130 (four hundred eighty-one million one hundred thirty-seven thousand one hundred and thirty) common shares at a ratio of 10 (ten) to 1 (one), resulting in a first moment, in 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares and (ii) simultaneously with the reverse split of common shares, to undertake an operation for the split of the common shares at a ratio of 1 (one) to 20 (twenty), so that 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares are split into 962,274,260 (nine hundred sixty-two million, two hundred seventy-four thousand, two hundred and sixty) common shares.

The objectives of the reverse split and simultaneous split of the shares are the following: (a) to reduce the volume of services and operating costs that the Company has related to unidentified shareholders, providing greater efficiency in the management of the share base, (b) to adjust the price of the common shares, allowing access to the stock by new investors and (c) to foster greater liquidity of the Company's shares to reduce the individual value compared to the price prior to the reverse split and split operations.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

Position adjust. To the Company’s shareholders will be granted a period of sixty (60) days, as of the publication of a Material Fact until the close of trading during the regular working hours of the stock market (i.e.  excluding the after market negotiations) on the last day of the deadline, so that, if they so wish they may adjust their positions in multiples of 10 (ten) by trading the common shares on the BM&FBovespa.

Share fractions. On the final day of the period of sixty (60) days to adjust the position, after the close of trading during the regular working hours of the stock market (i.e.  excluding the after market negotiations) on the last day of the deadline, pursuant to operational rules of the BM&FBovespa, any eventual share fractions shall be identified, separated and grouped into whole numbers to be sold as soon as possible during an auction to be held at the BM&FBovespa. The net amounts from this auction shall be made available to the shareholders entitled to them, as follows:

(i) For shareholders with updated records and a checking account identified at a financial institution for receipt of income, the amounts owed will be deposited into the current account;

(ii) The value corresponding to the shares deposited with the Central Depository of Assets at the BM&FBovespa will be credited directly, and the Central Depository of the BM&FBovespa shall be responsible for transferring it to the respective shareholders through their Custodial Agents; and

(iii) For registered shareholders who have not identified a current account at a financial institution for receipt of income, who have not updated their registration or whose shares are blocked, the amount shall be retained by the Company. For the release of this amount on their behalf, the shareholder must appear at a branch of Banco do Brasil of his choosing that offers shareholder services, in possession of documents proving ownership and/or release of the shares, as appropriate.

The American Depositary Receipts ("ADRs") that represent common shares of the Company traded on the U.S. market through the New York Stock Exchange ("NYSE"), shall not participate in the aforementioned reverse split and simultaneous split operations;

(a.ii) Took cognizance of the operation of change of the exchange ratio of the Company’s ADRs from the proportion of 1 (one) ADR for 3 (three) common shares to the proportion of 1 (one) ADR for 2 (two) common shares, which was approved by the Board of Directors in an extraordinary meeting held on February 23, 2011, with the objective of: (a) adjusting the price of the Company's ADRs traded on the NYSE, allowing access of new investors to the stock; and (b) fostering greater liquidity of the Company's ADRs by reducing their individual value;

(b) To approve, on a majority of votes, pursuant to Articles 122 and 135 of Law 6.404/76, the amendment of the Company’s Bylaws to reflect the following changes:

(b.i) to change the text of Article 3, to include the complete address of the registered office, taking effect with the following text:

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

Article 3 - The Company, with its registered office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005,  may open and close down branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

(b.ii) to change the text of the caput of Article 5 of the Company’s Bylaws, aiming to adapt the number of shares that divides the capital stock, taking effect with the following text:

Article 5 - The subscribed and paid in capital is of four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$ 4,793,424,356.62) divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common, book-entry shares with no par value.

(b.iii) to change the text of Article 13, seeking to make the procedures for identifying shareholders in General Meetings more flexible, taking effect with the following text:

Article 13 - The shareholders may be represented in the Shareholders Meetings by a proxy, constituted pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, through the advance delivery of the proxy instrument and necessary documents to the head offices up to 24 (twenty-four) hours prior to the time scheduled to hold the Shareholders Meeting.

Sole paragraph - The shareholders who attend the General Meeting in possession of the documents that are required may participate and vote, even if they have not delivered such documents previously.

(b.iv) to change the text of Paragraph 1 of Article 25, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers, taking effect with the following text:

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by 2 (two) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of 1 (one) year, with the exception of: (a) “ad judicia” powers of attorney, that may be substituted and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

(c) To approve, on a majority of votes, pursuant to Articles 122 and 135 of Law 6.404/76, the consolidation of the Company’s Bylaws, as a result of the amendments approved in item “b” and respective sub items b.i, b.ii, b.iii and b.iv above.

As a result of the resolutions of this Extraordinary General Shareholders’ Meeting, the Company’s Bylaws shall take effect, as of this date, with the wording mentioned in the document attached hereto, which is certified by the Presiding Board and shall integrate these Minutes for all legal purposes. The restated Bylaws shall also be available on the Company’s website.

VIII. Closure: There being no further business to address, the Chairman adjourned the meeting in order to draft the minutes. With the resumption of the session, the minutes were read, approved and signed by the Chairman, the Secretary and by the attending shareholders.

This is a free English translation of the original instrument drafted to the Company’s records.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(Signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 28, 2011)

Murilo Cesar Lemos dos Santos Passos Chairman
Gisélia da Silva Secretary

VBC Energia S.A.

by its proxy, Dra. Milian Midori Nakamura Matsuda

BB Carteira Livre I Fundo de Investimento em Ações

by its proxy, Dr. Marcio de Oliveira Gottardo

Bonaire Participações S.A.

 by its proxy, Dra. Fabiana Moser Leonis Ramos

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(Continuation of the signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 28, 2011)

Deutsche Bank Trust Company Americas
represented by Banco Bradesco S.A.,

by its proxy, Dr. José Donizetti de Oliveira

Bureau of Labor Insurance; H.E.S.T Australia Limited; Mineworkers Pension Scheme; Norges Bank; Penn Series International Equity Fund; Schroder QEP Global Quality Fund; Southern Company System Master Retirement Trust; State of Wyoming, Wyoming State Treasurer; State Super Financial Services International Equities Sector Trust; Stichting Depositary APG Emerging Markets Equity Pool; Vanguard Investment Series, PLC; Vanguard Total International Stock Index Fund, A Series of Vanguard Star Fund; Washington State Investment Board; The Public School Retirement System of Missouri.

represented by HSBC Corretora de Títulos e Valores Mobiliários S.A.,

by its proxy, Dra. Iamara Garzone

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

 (Continuation of the signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 28, 2011)

Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio; AT&T Union Welfare Benefit Trust; BGI Emerging Markets Strategic Insights Fund Ltd; Blackrock Institutional Trust Company, N.A.; British Columbia Investment Management Corporation; Caisse de Depot et Placement du Quebec; City of Philadelphia Public Employees Retirement System; College Retirement Equities Fund; Cornell University; County Employees Annuity and Benefit Fund of the Cook County; Delaware Pooled Trust - The Emerging Markets Portfolio; Eaton Vance Collective Investment Trust for Employee Benefits Plans - Emerging Markets Equity Fund; Eaton Vance Parametrics Structured Emerging Markets Fund; Eaton Vance Parametric Tax-Managed Emerging Markets Fund; Emerging Markets Index Fund E; Emerging Markets Sudan Free Equity Index Fund; Fidelity Fixed-Income Trust: Fidelity Series Global Ex. U.S. Index Fund; Future Fund Board of Guardians; Global Currents Group Trust; Global Current Investments Trust; IBM Savings Plan; Illinois State Board of Investment; ING Wisdomtree Global High-Yielding Equity Index Portfolio; Ishares II Public Limited Company; Ishares MSCI Brazil (Free) Index Fund; Ishares MSCI Bric Index Fund; Ishares MSCI Emerging Markets Index Fund; Ishres Public Limited Company; John Deere Pension Trust; John Hancok Funds II International Equity Index Fund; John Hancok Funds III: Global Shareholder Yield Fund; John Hancok Tax Advantaged Global Shareholder Yield Fund; John Hancok Trust International Equity Index Trust A; John Hancok Trust International Equity Index Trust B; Kaiser Permanente Master Trust; Kansas Public Employees Retirement System; Kodak Retirement Income Plan; Legg Mason GC International Equity Fund; Mainstay Epoch Global Equity Yield Fund; Managed Pension Funds Limited; MFS Emerging Markets Equity Fund; MFS Heritage Trust Company Collective Investment Trust; MFS Institutional Trusts (CANADA) MFS Emerging Markets Equity Fund; MFS Latin American Equity Fund; MFS Meridian Funds – Emerging Markets Equity Fund; MFS Meridian Funds – Latin American Equity Fund; MFS Variable Insurance Trust II- MFS Emerging Markets Equity Portfolio; National Bank of Canada; New Zealand Superannuation Fund; Northern Trust Luxembourg Management Company S.A. On Behalf of Vontobel FCP-SIF; Northern Trust Non-Ucits Common Contractual Fund; Northern Trust Quantitative Fund PLC; Northwestern Mutual Series Fund, INC. – Emerging Markets Equity Portfolio; PPL Services Corporation Master Trust; Robeco Capital Growth Funds; Russel Investment Company Public Limited Company; SSGA MSCI Brasil Index Non-Lending QP Common Trust Fund; State Street Bank and Trust Company Investment Funds Fod Tax Exempt Retirement Plans; State Street Emerging Markets; Teacher Retirement System of Texas; The Northwestern Mutual Life Insurance Company; The Pension Reserves Investment Management Board; The Royal Bank of Scotland PLC as Depositary of First State Latin America Fund a Sub Fund of First State Investments ICVC; TIAA - CREF Funds - TIAA-CREF Emerging Markets Equity Index Fund; Treasurer Of The State Of North Carolina Equity Investment Fund Pooled Trust; Trust Fund Advisors International Group Trust; UBS Pace International Emerging Markets Equity Investments; Ullico Diversified International Equity Fund, LP; Vanguard Emerging Markets Stock Index Funds; Vanguard FTSE All-World Ex-Us Index Fund, A Series of Vanguard International Equity Index Funds; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Fund; Virtus Emerging Markets Opportunities Fund; Virtus Foreign Opportunities Fund; West Virginia Investment Management Board; Wheels Common Investment Fund; Wilmington International Equity Fund Select, L.P.; Wilmington Multi-Manager International Fund; Bellsouth Corporation RFA Veba Trust; California State Teachers Retirement System; The Scottish Investment Trust PLC.

represented by Citibank, N.A., by its proxy, Dra. Iamara Garzone

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(Continuation of the signature page of the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings held on April 28, 2011)

Associação de Preservação da Memória Ferroviária

represented by its proxy, Mr. Sergio Feijão Filho

Sergio Feijão Filho

Hugo Vitor Specht

Henrique Pedroso Mangili

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 02, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.